September 11, 2014

VIA EDGAR

United States Securities and Exchange Commission Attn: Ms. Linda Cvrkel Branch Chief, Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Re:	SORL Auto Parts, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 15, 2014

File No. 000-11991

Dear Ms. Cvrkel:

On behalf of SORL Auto Parts, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated August 29, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission letter. We respond to the specific comments of the Staff as follows:

Form 10-K

General

1.	At the conclusion of our letter dated July 29, 2014, we asked for a written statement from the company with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. Please note that we have reproduced the original request at the conclusion of this letter.

Response:

In response to the Staff’s comment, the Company notes that a written statement from the Company with certain acknowledgments was provided with the response dated August 20, 2014. The Company provides this separate letter again.

United States Securities and Exchange Commission

September 11, 2014

Financial Statements, page 31

Notes to Consolidated Financial Statements, page 37

Note 9 – Land Use Rights, page 45

2.	We note from your response to our prior comment number 2, that you have reflected the full amount of taxes related to the land use rights in your financial statements. However, we note from your September 27, 2011 response that you had not reserved any amounts in your financial statements as of December 31, 2010 as you believed such amounts to be immaterial. Please tell us what has changed since December 31, 2010 that caused you to fully reserve the amount of taxes including any change in the amount that you believe you may be expected to pay. Your response and revised disclosure should include the amount of the reserve that you have recognized in your financial statements and the appropriate line items in your financial statements where such amounts are recorded.

Response:

In response to the Staff’s comment, the Company notes that the uncertainty of obtaining the land use right certificate, which resulted from the change in personnel of the local government in 2011, caused the Company to fully reserve the amount of taxes related to the land use rights in the financial statements on the Form 10-Ks for the years ended December 31, 2011, 2012 and 2013.

As of September 27, 2011, when the Company provided its response referenced in the Staff’s comment, the Company believed that the possibility of obtaining the tax exemption from the local government was relatively high. If the tax exemption is granted, the amount of taxes due by the Company should be considered immaterial. Therefore, the Company did not reserve the relevant tax in its financial statements as of December 31, 2010 and took the position that the tax payments were immaterial.

However, due to the change in personnel of the local government in 2011, there was no assurance that the Company could obtain the land use right certificate with the tax exemption in the near future. Although negotiation with local government was ongoing, out of an abundance of caution, the Company began to reserve taxes in 2011. Specifically, the Company reserved the relevant tax amount of RMB 4,560,000 (approximately $724,580). This amount was determined based on a 3% tax rate on the consideration paid for the land use right in the transaction, which the Company considered as the most probable amount of tax liability. This amount also represented the maximum amount of tax the Company expects to pay if the negotiation with the local government ultimately is not successful.

United States Securities and Exchange Commission

September 11, 2014

The accrued tax is included in the line item “accrued expenses” in the consolidated balance sheets on the Form 10-Ks for the years ended December 31, 2011, 2012 and 2013.

Form 10-Q for the quarter ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

Costs of Sales and Gross Profit, page 19

3.	We note from your response to prior comment 4 that the nature of the costs reclassified from cost of sales to selling and distribution expenses related to modifying products pursuant to the requirements of your automobile manufacturer customers. Given that the automobile manufacturers are requiring the modifications and it appears that the sale would not happen without these modifications, it appears that the costs should be classified in cost of sales and not as selling and distribution expenses. Please provide further details on why you believe such costs are appropriately classified as selling and distribution expenses rather than as cost of sales.

Response:

In response to the Staff’s comment, the Company notes that the costs are appropriately classified as selling and distribution expenses rather than cost of sales for the following reasons.

In evaluating whether such costs should be included in inventory and subsequently flow into the cost of goods sold, the Company considers ASC 330-10-30-7, which addresses the initial measurement of inventory.

First, the Company notes that the reclassified costs do not contribute to bringing inventories to their present condition and location because the reclassified costs are incurred after the Company’s products were produced, packed and sent to automobile manufacturers (“OEM customers”).

United States Securities and Exchange Commission

September 11, 2014

Second, the Company notes that the reclassified costs are not directly related to the production process because the reclassified costs are not incurred to produce the products and are not included in the initial measurement of inventory. Products sent to OEM customers are in conformity to the respective manufacture and sales contracts between OEM customers and the Company. The product modifications that give rise to the reclassified costs are completed at the request of OEM customers to satisfy their production needs. In addition, the amount of such costs is most likely to be based on the needs of the OEM customers and does not directly reflect the quality of the Company’s products. Due to their relatively stronger bargaining power possessed by the OEM customers and considering the valuable business relationship with OEM customers, the Company agreed to bear the related modification costs.

The Company believes that the inclusion of such costs in cost of goods sold may potentially distort cost of goods sold, gross margin and selling expenses. In fact, the nature of such costs is to maintain good customer relationships.

Therefore, the Company believes that such expenses should be classified as selling and distribution expenses for the three months ended March 31, 2014 and March 31, 2013 in the Form 10-Q for the quarter ended March 31, 2014.

Please do not hesitate to contact the undersigned if you have any additional questions.

Sincerely,

Morris, Manning & Martin, LLP

By:	/s/ Heath D. Linsky
Name:	Heath D. Linsky

cc:	Zong Yun Zhou

Chief Financial Officer

SORL Auto Parts, Inc.